Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603)26914122 FAX: (603)26987398

LETTER FOR MAINTENANCE OF EXEMPTION

1st December 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-772-9207/ Mail
No. of Pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We submit a copy of the public announcement in relation to the completion of acquisitions of 80% equity interest in the following companies released on 30th November 2005, in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Weifang Sime Darby Port Co. Ltd, and
2. Weifang Sime Darby Water Co. Ltd.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. 1-212 571 3050/ 3051/ 3052

Lmp/rh/SC-ADR-Announcement/hd

File No. 82-4968

Form Version 2.0

General Announcement

Submitted by S DARBY on 30/11/2005 06:08:19 PM
Reference No SD-051130-E3B44

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Completion of acquisitions of 80% equity interest in:-
i. Weifang Sime Darby Port Co. Ltd.; and
ii. Weifang Sime Darby Water Co. Ltd.
(collectively referred to as the "Acquisitions")

* Contents :-

We refer to the announcement dated 18 November 2005. The Board of Sime Darby Berhad is pleased to announce that the Acquisitions were completed today.

This announcement is dated 30 November 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603)26914122 FAX: (603)26987398

LETTER FOR MAINTENANCE OF EXEMPTION

29th November 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-772-9207/ Mail
No. of Pages : 21

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We submit a copy each of the following documents in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to a change in the interest of Yayasan Pelaburan Bumiputra- released on 28th November 2005;

2. public announcement in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder -released on 28th November 2005;and

3. quarterly report announcement for the first quarter ended 30th September 2005 - released on 29th November 2005.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. 1-212 571 3050/ 3051/ 3052

Lmp/rh/SC-ADR-Announcement/hd

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 28/11/2005 05:31:32 PM
Submitted by S DARBY on 28/11/2005 05:40:34 PM
Reference No SD-051116-ADB78

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Yayasan Pelaburan Bumiputra
* Address : c/o Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 37113-P
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 10/11/2005	* 100,000	

* Circumstances by reason of which change has occurred : Purchase of shares by Permodalan Nasional Berhad. Yayasan Pelaburan Bumiputra is deemed to have indirect interest in

Sime Darby Berhad through its shareholding of 100% less one share of Permodalan Nasional Berhad which in turn is a substantial shareholder of Sime Darby Berhad.

* Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	122,695,500
Indirect/deemed interest (%)	:	5.09
* Total no of securities after change	:	122,695,500
* Date of notice	:	10/11/2005

Remarks :

The notice of change in substantial shareholding was received from Yayasan Pelaburan Bumiputra on 16th November 2005.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 28/11/2005 05:33:14 PM
Submitted by S DARBY on 28/11/2005 05:40:33 PM
Reference No SD-051116-AD478

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 38218-X
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 10/11/2005	* 100,000	

* Circumstances by reason of which change has occurred : Purchase of shares by the Company
* Nature of interest : Direct

	Direct (units)	: 122,695,500
	Direct (%)	: 5.09
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 122,695,500
*	Date of notice	: 10/11/2005

Remarks :
The notice of change in substantial shareholding was received from Permodalan Nasional Berhad on 16th November 2005.

Form Version 2.0

Financial Results

Submitted by S DARBY on 29/11/2005 05:01:25 PM
Reference No SD-051128-53931

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended	:	30/09/2005
* Quarter	:	● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End	:	30/06/2006
* The figures	:	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

profit&loss acc_septKLSE2005.doc balance sheet_SeptKLE2005.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
* 30/09/2005

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2005	30/09/2004	30/09/2005	30/09/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	5,204,295	4,285,760	5,204,295	4,285,760
2	Profit/(loss) before tax	404,896	391,665	404,896	391,665
3	Profit/(loss) after tax and minority interest	267,561	261,824	267,561	261,824
4					261,824

	Net profit/(loss) for the period	267,561	261,824	267,561	
5	Basic earnings/(loss) per share (sen)	11.20	11.10	11.20	11.10
6	Dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)		3.4300		3.3200
Remarks :					

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2005	30/09/2004	30/09/2005	30/09/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	394,693	386,463	394,693	386,463
2	Gross interest income	16,167	16,634	16,167	16,634
3	Gross interest expense	27,219	26,026	27,219	26,026

Remarks :

Note: The above information is for the Exchange internal use only.

QUARTERLY REPORT
On consolidated results for the first quarter ended 30th September 2005

The Directors are pleased to announce the following:

Unaudited Condensed Consolidated Income Statement for the first quarter ended 30th September 2005

	Note	Quarter ended 30th September 2005 RM Million	Quarter ended 30th September 2004 RM Million	% +/-
Revenue	A8	**5,204.3**	4,285.8	+ 21
Operating expenses		**(4,855.7)**	(3,942.5)	+ 23
Other operating income		**46.0**	43.1	
Operating profit		**394.6**	386.4	+ 2
Share of results of jointly controlled entities		**0.7**	0.2	
Share of results of associated companies		**20.6**	10.5	
Profit before interest		**415.9**	397.1	+ 5
Investment and interest income		**16.2**	20.5	
Finance costs		**(27.2)**	(26.0)	
Profit before taxation	A8	**404.9**	391.6	+ 3
Taxation	B5	**(108.9)**	(103.1)	
Share of taxation of associated companies	B5	**(5.6)**	(2.6)	
Profit after taxation		**290.4**	285.9	+ 2
Minority interests		**(22.8)**	(24.1)	
Net profit for the quarter		**267.6**	261.8	+ 2
		Sen	Sen	
Earnings per share				
- Basic	B13	**11.2**	11.1	+ 1
- Diluted	B13	**11.1**	11.0	+ 1

The unaudited Condensed Consolidated Income Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2005.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Balance Sheet

	Note	Unaudited 30th September 2005 RM Million	Audited 30th June 2005 RM Million
SHARE CAPITAL		**1,200.1**	1,195.1
RESERVES		**7,099.9**	6,810.0
SHAREHOLDERS' FUNDS		**8,300.0**	8,005.1
MINORITY INTERESTS		**1,197.8**	1,179.1
		9,497.8	9,184.2
NON-CURRENT LIABILITIES			
Loans and financing	B9	**1,889.3**	1,854.0
Deferred taxation liabilities		**232.2**	233.0
		2,121.5	2,087.0
		11,619.3	11,271.2
CURRENT ASSETS			
Inventories		**3,485.8**	3,306.1
Property development costs		**752.6**	765.4
Trade and other receivables		**3,009.3**	2,856.0
Tax recoverable		**67.3**	105.6
Short term investments		**8.0**	26.8
Cash held under Housing Development Accounts		**410.2**	409.7
Bank balances, deposits and cash		**1,992.5**	2,181.5
		9,725.7	9,651.1
CURRENT LIABILITIES			
Trade and other payables		**3,497.7**	3,752.7
Provisions		**149.2**	130.6
Short term borrowings	B9	**906.0**	837.0
Current taxation		**263.0**	243.5
		4,815.9	4,963.8
NET CURRENT ASSETS		**4,909.8**	4,687.3
NON-CURRENT ASSETS			
Trade and other receivables		**506.0**	465.7
Deferred taxation assets		**369.6**	368.0
Investments		**155.8**	155.8
Associated companies		**818.9**	815.7
Jointly controlled entities		**2.7**	(0.3)
Land held for property development		**309.6**	309.6
Property, plant and equipment	A9	**4,474.8**	4,396.8
Intangible assets		**72.1**	72.6
		6,709.5	6,583.9
		11,619.3	11,271.2
		Sen	Sen
NET TANGIBLE ASSETS PER SHARE		**343**	332

The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the annual financial statements for the year ended 30th June 2005.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Statement of Changes In Equity for the first quarter ended 30th September 2005

	← Non-distributable				→ Distributable		
	Share capital RM Million	Share premium RM Million	Revaluation reserves RM Million	Capital reserves RM Million	Exchange reserves RM Million	Retained profits RM Million	Total RM Million
At 1st July 2005	**1,195.1**	**2,670.9**	**72.2**	**211.8**	**749.2**	**3,105.9**	**8,005.1**
Currency translation differences	**-**	**-**	**-**	**-**	**(22.2)**	**-**	**(22.2)**
Goodwill written off	**-**	**-**	**-**	**-**	**-**	**(2.4)**	**(2.4)**
Net losses not recognised in income statement	**-**	**-**	**-**	**-**	**(22.2)**	**(2.4)**	**(24.6)**
Net profit for the quarter	**-**	**-**	**-**	**-**	**-**	**267.6**	**267.6**
Issue of shares	**5.0**	**46.9**	**-**	**-**	**-**	**-**	**51.9**
At 30th September 2005	**1,200.1**	**2,717.8**	**72.2**	**211.8**	**727.0**	**3,371.1**	**8,300.0**
At 1st July 2004	1,177.9	2,515.4	76.0	209.2	620.6	3,825.6	8,424.7
Currency translation differences	-	-	-	-	50.2	-	50.2
Goodwill written off	-	-	-	-	-	(379.4)	(379.4)
Net gains/(losses) not recognised in income statement	-	-	-	-	50.2	(379.4)	(329.2)
Net profit for the quarter	-	-	-	-	-	261.8	261.8
Issue of shares	1.8	16.4	-	-	-	-	18.2
At 30th September 2004	1,179.7	2,531.8	76.0	209.2	670.8	3,708.0	8,375.5

The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the annual financial statements for the year ended 30th June 2005.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Cash Flow Statement for the first quarter ended 30th September 2005

	Quarter ended 30th September 2005		Quarter ended 30th September 2004	
	RM Million	RM Million	RM Million	RM Million
Profit after taxation		**290.4**		285.9
Adjustments for :				
Unusual items (Note A4)		**(2.6)**		(29.5)
Share of results of jointly controlled entities and associated companies		**(21.3)**		(10.7)
Depreciation and amortisation		**88.4**		84.7
Taxation		**114.5**		105.7
Others		**(0.9)**		(0.1)
		468.5		436.0
(Increase)/decrease in working capital				
Inventories		**(199.8)**		(45.7)
Property development costs		**17.1**		1.5
Trade and other receivables		**(81.2)**		(192.2)
Cash held under Housing Development Accounts		**(0.6)**		(58.4)
Trade and other payables and provisions		**(242.2)**		(229.1)
Cash utilised in operations		**(38.2)**		(87.9)
Taxation paid		**(149.8)**		(71.3)
Dividends from associated companies		**6.0**		4.7
Net cash outflow from operating activities		**(182.0)**		(154.5)
Investing activities				
Purchase of investments	**-**		(5.5)	
Purchase of associated and subsidiary companies	**(11.1)**		(583.0)	
Capital repayment by an associated company	**-**		3.6	
Purchase of property, plant and equipment	**(206.4)**		(110.7)	
Proceeds from sale of investments	**21.5**		362.9	
Proceeds from sale of associated and subsidiary companies	**12.3**		-	
Proceeds from sale of property, plant and equipment	**37.3**		24.7	
Purchase of land held for property development	**-**		(49.4)	
Net cash outflow from investing activities		**(146.4)**		(357.4)
Financing activities				
Proceeds from shares issued under Sime Darby Berhad Employees' Share Option Scheme	**51.9**		18.2	
Proceeds from shares issued to minority interests in a subsidiary company	**1.4**		-	
Net borrowings raised	**109.5**		198.1	
Dividends paid to minority interests in subsidiary companies	**(1.5)**		(32.4)	
Net cash inflow from financing activities		**161.3**		183.9
Decrease in cash and cash equivalents		**(167.1)**		(328.0)
Cash and cash equivalents at beginning of the quarter		**2,153.4**		2,542.0
Foreign exchange differences		**(31.8)**		6.0
Cash and cash equivalents at end of the quarter		**1,954.5**		2,220.0

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Cash Flow Statement for the first quarter ended 30th September 2005 (cont'd)

For the purpose of the cash flow statement, cash and cash equivalents comprised the following:

	Quarter ended 30th September 2005 RM Million	Quarter ended 30th September 2004 RM Million
Bank balances, deposits and cash	**1,992.5**	2,294.0
Bank overdrafts - secured (Note B9)	**-**	(0.1)
- unsecured (Note B9)	**(38.0)**	(73.9)
	1,954.5	2,220.0

The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2005.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th September 2005
Amounts in RM million unless otherwise stated

A. EXPLANATORY NOTES AS PER MALAYSIAN FRS N0. 134 (MASB NO. 26)

A1. Basis of preparation

These interim financial statements are prepared in accordance with the Malaysian Financial Reporting Standards ("FRS") No. 134 (MASB No. 26) "Interim Financial Reporting" and paragraph 9.22 of Bursa Malaysia Securities Berhad's Listing Requirements and should be read in conjunction with the Group's annual financial statements for the year ended 30th June 2005.

Certain changes have been made to the segment information presented in Note A8, B1 and B2, principally the transfer of engineering and systems integration companies from General Trading, Services and Others to the Energy Division, to more closely reflect the composition and conform with the Group's management reporting structure.

The comparative figures on the segment information presented in this interim financial statement have also been reclassified accordingly. Other than the above, the accounting policies and presentation adopted for the interim financial statements are consistent with those adopted for the annual financial statements for the year ended 30th June 2005.

A2. Audit report

There were no audit qualifications on the annual financial statements for the year ended 30th June 2005.

A3. Seasonal or cyclical factors

The Group's results were not materially affected by any major seasonal or cyclical factors except as indicated in Notes B1 and B2.

A4. Unusual items

	Quarter ended		
	30th September 2005	**30th June 2005**	**30th September 2004**
Operating profit includes the following:			
Gain on disposal of investments	**3.0**	**29.8**	34.8
(Loss)/surplus on sale of subsidiary and associated companies, and a jointly controlled entity	**(0.2)**	**2.6**	–
Surplus on sale of properties	**–**	**9.8**	0.8
Impairment losses on investment in an associated company	**–**	**(20.4)**	–
Impairment losses on long term investments	**–**	**(8.5)**	(0.3)
Writeback for impairment/(impairment losses) on property, plant and equipment	**–**	**4.5**	(5.8)
Others	**(0.2)**	**0.8**	–
	2.6	**18.6**	29.5

A5. Changes in estimates

There were no changes in the estimates of amounts reported in the prior interim periods of the previous financial years that have a material effect on the results for the current quarter under review, except as disclosed in Note A4.

Notes on the quarterly report – 30th September 2005
Amounts in RM million unless otherwise stated

A6. Debt and equity securities

During the quarter ended 30th September 2005, the following new ordinary shares of RM0.50 each were issued pursuant to the exercise of options under the Sime Darby Berhad Employees' Share Option Scheme:

Option Price RM	No of ordinary shares of RM0.50 each
4.90	1,870,000
5.08	1,223,000
5.09	213,000
5.47	829,000
5.28	5,850,000
	9,985,000

As at 30th September 2005, options over 55,182,000 unissued ordinary shares remained outstanding.

Other than the above, there was no cancellation, repurchase, resale or repayment of debt and equity securities during the quarter under review.

A7. Dividends paid

No dividend has been paid during the quarter ended 30th September 2005.

A8. Segmental reporting

Primary reporting format - business segments	Quarter ended 30th September 2005		Quarter ended 30th September 2004	
	Revenue	Profit before taxation	Revenue	Profit before taxation
Plantations	**369.2**	**65.8**	407.7	90.8
Property	**196.2**	**55.0**	240.8	63.4
Heavy Equipment	**1,475.0**	**143.9**	1,111.7	110.8
Motor Vehicles	**2,115.5**	**95.0**	1,559.1	95.2
Energy	**435.0**	**61.8**	348.8	42.9
General Trading, Services and Others	**613.4**	**1.9**	617.7	(0.8)
	5,204.3	**423.4**	4,285.8	402.3
Unallocated corporate expenses		**(7.5)**		(5.2)
Investment and interest income		**16.2**		20.5
Finance costs		**(27.2)**		(26.0)
		404.9		391.6

A9. Property, plant and equipment

Valuation of property, plant and equipment has been brought forward without amendments from the annual financial statements for the financial year ended 30th June 2005.

Amounts in RM million unless otherwise stated

A10. Capital commitments

Authorised capital expenditure for property, plant and equipment not provided for in the financial statements was as follows:

	As at 30th September 2005	As at 30th June 2005
Contracted	**140.7**	132.1
Not contracted	**252.4**	380.1

A11. Significant post balance sheet events

There was no item, transaction or event of a material or unusual nature during the period from the end of the quarter under review to 22nd November 2005, except as disclosed below :

1. On 6th October 2005, Sime Darby Singapore Limited acquired the remaining 10% equity interest in Technochem Private Limited ("Technochem") for S$596,300 and thereafter disposed off its entire 100% equity interest in Technochem for a total provisional cash consideration of S$9.2 million. The disposal was completed on 28th October 2005.

2. On 11th November 2005, Bow Ma Motors (South China) Limited acquired the remaining 10% equity interest in Hainan Dejie Motors Limited for RMB1.5 million.

A12. Changes in the composition of the Group

The changes in the composition of the Group during the quarter under review were as follows :

1. On 20th July 2005, Tractors Malaysia (1982) Sdn. Bhd. acquired the balance 5% equity interest in Columbia Chrome (Malaysia) Sdn. Bhd. for RM63,840 which then became a wholly-owned subsidiary.

2. On 9th August 2005, SD Holdings Berhad disposed the entire equity interest in Simex Chemical Sdn. Bhd. for RM1.3 million. The effect of the disposal has been reflected in Note A4.

3. On 19th August 2005, Subang Jaya Medical Centre Sdn. Bhd. acquired the entire equity interest in Megah Medical Specialists Group Sdn. Bhd. for RM10.7 million.

4. On 1st September 2005, Sime Singapore Limited incorporated Sime Darby Motor Group (Australia) Pty Limited whose principal activity is investment holding.

A13. Contingent liabilities – unsecured

	As at 22nd November 2005	As at 30th June 2005
Trade and performance guarantees	1,644.7	2,266.0
Claims pending against subsidiaries	119.3	81.1
	1,764.0	2,347.1

Amounts in RM million unless otherwise stated

B. EXPLANATORY NOTES PURSUANT TO APPENDIX 9B OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

B1. Review of results for the quarter ended 30th September 2005

	Quarter ended 30th September	
	2005	**2004**
Profit before unusual items and interest		
Plantations	**65.8**	90.0
Property	**55.0**	63.4
Heavy Equipment	**143.9**	111.1
Motor Vehicles	**95.0**	60.4
Energy	**61.8**	42.9
General Trading, Services and Others	**(0.7)**	5.0
	420.8	372.8
Unusual items (Note A4)	**2.6**	29.5
Unallocated corporate expenses	**(7.5)**	(5.2)
Profit before interest	**415.9**	397.1

The lower palm oil prices contributed to the lower profit of the Plantations Division. Average selling prices of crude palm oil and palm kernel transacted in the current quarter were RM1,386 (2004 : RM1,550) per tonne and RM997 (2004 : RM1,028) per tonne respectively.

The performance of the Property Division for the three months ended 30th September 2005 was affected by lower sales volume and slower progress completion.

Hastings Deering continued to benefit from the ongoing strength in the heavy construction and mining sectors, which enabled the Heavy Equipment Division to record higher profit for the period under review.

The contribution from Hyundai – Sime Darby Berhad, a subsidiary company acquired in December 2004, has anchored the Motor Vehicles Division to a higher profit against the previous corresponding period.

The Energy Division reported improved profit for the three months period mainly due to contribution from Jaya Holdings, an associated company acquired in September 2004.

General Trading, Services and Others continued to operate under a challenging environment amidst escalating raw material prices and stiff competition.

Notes on the quarterly report – 30th September 2005
Amounts in RM million unless otherwise stated

B2. Material changes in the quarterly results as compared to the results of the preceding quarter

	Quarter ended 30th September 2005	%	Preceding quarter ended 30th June 2005	%
Profit before unusual items and interest				
Plantations	**65.8**	**15.6**	59.8	15.1
Property	**55.0**	**13.1**	55.4	14.0
Heavy Equipment	**143.9**	**34.2**	120.4	30.3
Motor Vehicles	**95.0**	**22.6**	104.8	26.4
Energy	**61.8**	**14.7**	63.5	16.0
General Trading, Services and Others	**(0.7)**	**(0.2)**	(7.2)	(1.8)
	420.8	**100.0**	396.7	100.0
Unusual items (Note A4)	**2.6**		18.6	
Unallocated corporate expenses	**(7.5)**		(8.8)	
Profit before interest	**415.9**		406.5	

Despite the lower selling prices of both crude palm oil and palm kernel in the current quarter, profit for Plantations Division was higher than the preceding quarter due to higher production.

The results of Property Division have remained at approximately the same level as in the previous quarter.

The improved current quarter results of the Heavy Equipment Division were largely due to the better performance of Hastings Deering.

The lower contribution from Hyundai – Sime Darby Berhad has negatively affected the performance of the Motor Vehicles Division for the current quarter due mainly to stiff competition in the motor industry in Malaysia.

The increase in profits from Jaya Holdings was offset by reduced contribution from the fabrication sector due to additional provisions, resulting in the net reduction in Energy Division's earnings.

The better performance of General Trading, Services and Others was mainly due to higher contribution from the medical centres and insurance broking companies.

B3. Current year prospects

Given the measures taken to strengthen the Group's businesses and barring any unforeseen circumstances, the Board is cautiously optimistic that the results for the current financial year will show an improvement in the performance of the Group.

B4. Variance of actual profit from profit forecast or profit guarantee

Not applicable as there was no profit forecast or profit guarantee issued.

Amounts in RM million unless otherwise stated

B5. Taxation

	Quarter ended 30th September	
	2005	**2004**
In respect of the current period:		
- income tax	**117.2**	110.0
- deferred tax	**(8.3)**	(6.9)
	108.9	103.1
Share of taxation of associated companies	**5.6**	2.6
	114.5	105.7

The effective tax rate for the current quarter of 28.3% was mainly due to certain expenses being disallowed for tax purposes and the impact of increased contribution from Hastings Deering.

B6. Profit/(loss) on sale of unquoted investments and properties

The loss on sale of unquoted investments during the quarter ended 30th September 2005 was RM0.2 million. There was no sale of properties during the quarter ended 30th September 2005.

B7. Quoted and marketable securities

Details of investments in quoted and marketable securities held by the Group were as follows:

Movements during:	Quarter ended 30th September 2005
- Total purchases	**-**
- Total sales	**21.5**
- Total gain on sales	**3.0**

Balances:	As at 30th September 2005
- Cost	**21.2**
- Carrying value	**12.8**
- Market value	**16.6**

Amounts in RM million unless otherwise stated

B8. Status of corporate proposals

1. On 29th March 2005, AmMerchant Bank Berhad announced on behalf of Sime Darby Berhad ("SDB"), the proposed privatisation of Tractors Malaysia Holdings Berhad ("TMHB"). The proposed Scheme of Arrangement ("SOA") entails SDB acquiring the remaining 28.26% equity interest in TMHB for a consideration of RM317 million or RM3.46 per ordinary stock of RM0.50 each in TMHB.

   The proposed SOA was approved by the Securities Commission which included the approval under the Foreign Investment Committee's Guidelines on the Acquisition of Interests, Mergers and Take-Overs by Local and Foreign Interests, pursuant to a letter dated 15th August 2005. The approval of the Ministry of International Trade and Industry was obtained on 11th August 2005. On 20th September 2005, the proposed SOA was approved by the minority stockholders of TMHB at a Court Convened Meeting and at an Extraordinary General Meeting. A Petition has been presented to the High Court of Malaya at Kuala Lumpur on 14th October 2005 (the "Petition") seeking, inter alia, an order that the SOA dated 17th August 2005 be approved by the Court and confirmation by the Court of the proposed reduction of the capital of TMHB pursuant to the SOA. The hearing date for the Petition has been fixed on 6th December 2005.

2. On 8th September 2005, Sime Travel Holdings Limited entered into a Sale and Purchase Agreement to dispose its entire 70% equity interest in Westminster Travel Limited for HK$81.3 million. The disposal is pending approvals from the relevant travel and government bodies.

3. On 9th September 2005, Sime Singapore Limited entered into a Share Sale Agreement ("SSA") for the acquisition of the entire issued and paid-up share capital of PPT Investments Pty Limited ("PPT") for A$37.0 million.

   The SSA is conditional upon, amongst others, the approval of the Australian Foreign Investments Review Board (which was obtained on 12th October 2005) and the relevant vehicle manufacturers relating to the vehicle dealerships operated by PPT.

4. On 20th September 2005, SimeWest Holdings Sdn. Bhd. entered into a Sale and Purchase Agreement ("SPA") for the disposal of the entire share capital in Sime Darby Travel Sdn. Bhd and Sime Holidays Sdn. Bhd. for HK$12.5 million.

   The completion of the SPA is conditional upon, amongst others, the approvals of the Commissioner of Tourism Malaysia, the Foreign Investment Committee (which was obtained on 17th October 2005) and other relevant regulatory authorities.

5. On 30th September 2005, Sime Malaysia Region Berhad entered into a Sale and Purchase Agreement to dispose its entire 100% equity interest in Sime Darby Marketing Sdn. Bhd. for RM1.00. The disposal is expected to be completed in February 2006.

6. On 18th November 2005, Sime Overseas Sdn. Bhd. entered into various agreements with Weifang Yintong Guoji Investment Co. Ltd. for the establishment of a joint venture company to be known as Weifang Sime Darby Investment and Management Co. Ltd. and the acquisition of 80% equity interest each in Weifang Sime Darby Port Co. Ltd. and Weifang Sime Darby Water Co. Ltd. for a total consideration of USD20 million and USD10 million respectively. The acquisitions are expected to be completed by end November 2005.

Amounts in RM million unless otherwise stated

B9. Group borrowings

	As at 30th September 2005
Loans and financing - Non-current	
Term loans - secured	150.8
- unsecured	1,238.5
Al Murabahah Medium Term Notes - unsecured	500.0
	1,889.3
Short term borrowings - Current	
Bank overdrafts - unsecured	38.0
Portion of term loans due within one year - secured	37.3
- unsecured	9.7
Other short term borrowings - secured	32.2
- unsecured	788.8
	906.0

The Group borrowings in RM equivalent analysed by currency are as follows:

	Loans and financing	Short term borrowings
Ringgit Malaysia	612.4	585.9
Singapore dollar	97.1	8.8
Australian dollar	228.8	110.1
Hong Kong dollar	-	127.2
Thai baht	96.6	9.5
New Zealand dollar	3.7	64.0
US dollar	850.7	0.5
	1,889.3	906.0

The secured term loans and short term borrowings are secured by property, plant and equipment, a property development project and current assets of certain subsidiary companies.

The average effective interest rates applicable to short term borrowings and term loans outstanding at 30th September 2005 were 4.15% and 4.77% respectively per annum.

The RM500 million 7-year Al Murabahah Medium Term Notes, under the RM1,500 million Al Murabahah Commercial Paper and Medium Term Notes Programme, were issued at par with a profit rate of 4.38% per annum.

Amounts in RM million unless otherwise stated

B10. Off balance sheet financial instruments

Forward foreign exchange contracts

Forward foreign exchange contracts were entered into by subsidiary companies in currencies other than their functional currency to manage exposure to fluctuations in foreign currency exchange rates on specific transactions. Under the Group accounting policies, transactions in foreign currencies which are hedged by forward foreign exchange contracts are booked in at their contracted rates.

As at 22nd November 2005, the notional amounts of forward foreign exchange contracts that were entered into as hedges for purchases and sales were RM1,272.5 million and RM533.9 million respectively. These amounts represent the future cash flows under contracts to purchase and sell the foreign currencies. The settlement periods of these forward contracts range between 1 and 18 months.

Interest rate swaps

Interest rate swap contracts were entered into by subsidiary companies which entitled them to receive interest at floating rates on notional principal amounts and obliged them to pay interest at fixed rates on the same amounts. The differences between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts were exchanged at periodic intervals. Included in one of the swap contracts was a contract with interest rate cap and floor terms.

The remaining terms and notional principal amounts of the outstanding interest rate swap contracts of the Group at the balance sheet date, which are denominated in Ringgit Malaysia and US dollars were as follows:

Less than 1 year	RM30.0 million
Later than 1 year and not later than 5 years	RM966.8 million
Later than 5 years	RM13.9 million

The Group has no significant concentrations of credit risk and market risk in relation to the above off balance sheet financial instruments.

The Group's accounting policies on off balance sheet financial instruments are set out in Note 37 of the annual financial statements for the year ended 30th June 2005.

B11. Material litigation

1. Berkeley Sdn. Bhd. ("BSB") commenced a legal suit against Consolidated Plantations Berhad ("CPB") for breach of a sale and purchase agreement and seeks damages amounting to RM54 million (or alternatively RM34 million) on the basis that CPB had failed to deliver a subdivided title in respect of 85 acres of land purchased by BSB.

   BSB's claim for damages was dismissed with costs by the High Court on 9th March 2002 and BSB had appealed to the Court of Appeal on 27th March 2002. No date of hearing has been fixed by the Court of Appeal.

2. Certain minority shareholders of Sime Bank Berhad ('Sime Bank') had taken legal action against Sime Darby Berhad ("SDB") for failing to make a general offer to the rest of the shareholders when 60.35% of the equity of Sime Bank was acquired. As the plaintiffs' shares in Sime Bank have since been acquired by RHB Bank Berhad, the plaintiffs have dropped their claim for the declaration of the said mandatory general offer to acquire the plaintiffs' shares and confined their claim to unspecified damages instead. On 31st March 2003, the High Court had decided in favour of the minority shareholders. However, the quantum of damages and costs to be awarded to the plaintiffs have yet to be assessed, and the assessment proceedings are now fixed for mention before the Registrar on 1st December 2005.

   SDB filed notices of appeal against the decision of the High Court on 24th April 2003. These appeals came up for hearing on 28th July 2004 and the Court of Appeal directed the parties to put in written submissions. The Court of Appeal heard the appeals on 14th September 2005 and a decision is awaited. Meanwhile, two other former shareholders of Sime Bank have filed actions of a similar nature against SDB.

Amounts in RM million unless otherwise stated

B11. Material litigation (continued)

3. Sime Bank had financed certain transactions of Teras Cemerlang Sdn. Bhd. ("TCSB"), which securities were pledged to Sime Bank. Sime Bank sued TCSB for failing to repay the facility granted to it and TCSB filed a counterclaim against Sime Bank, Sime Securities Sdn. Bhd. ("SS"), SDB and Shafiq Sit Abdullah ("SSA"), alleging that SDB as the ultimate owners of SS and the employer of SSA, are vicariously responsible for the transactions allegedly carried out by SSA in dealings between SS and TCSB.

   SDB filed an application to strike out TCSB's claim against it. On 9th October 2002, TCSB filed an application for stay of the striking out proceedings on the grounds that as TCSB was in Special Administration, then there ought to be a moratorium and the Court had granted a stay of these applications. SDB had filed an appeal to the Court of Appeal against this decision. No hearing date has been fixed by the Court of Appeal as yet. Meanwhile, the Court has now fixed the main action (i.e. Sime Bank claim and TCSB's counterclaim) for mention on 28th November 2005 to enable the provisional liquidator to consider whether to proceed with the matter.

4. Sime Winner Holdings Limited ("Sime Winner"), a subsidiary of Sime Darby China Limited, had filed legal proceedings in Hong Kong against CM2 Limited ("CM2"), a company incorporated in Hong Kong, for an account and return of monies owing to it up to approximately HK$107 million arising from an agency arrangement under which CM2 was appointed by Sime Winner to, inter alia, issue invoices to certain purchasers, receive such monies from those purchasers, and to transmit such monies to Sime Winner.

   On 4th May 2005, Sime Winner obtained an injunction against CM2 to, amongst other things, prevent CM2 from disposing its assets up to the amount of HK107 million. Both parties have filed interlocutory applications relating to inspection and filing of documents and the said applications were fixed for hearing on 24th October 2005 during which Sime Winner received CM2's evidence to discharge application. Sime Winner has leave to file evidence in opposition by 29 November 2005.

5. Inokom Corporation Sdn. Bhd., a subsidiary of Sime Darby Motor Sdn. Bhd., and Quasar Carriage Sdn. Bhd., (collectively hereinafter known as the "Plaintiffs") are claiming against Renault SA for breach of contract, breach of fiduciary duties and/or fraudulent misrepresentation. The Plaintiffs are also claiming against Renault SA, Tan Chong Motors Holdings Bhd ("TCMH") and TC Euro Cars Sdn. Bhd. ("TCEC") for conspiring to injure.

   Renault SA had filed an application for stay of proceedings pending arbitration. The application was dismissed and appeals to Court of Appeal had been filed. The Court of Appeal has granted a stay of proceedings pending the result of Renault SA's appeal against the dismissal of application for stay of proceedings pending arbitration.

   TCMH and TCEC had filed applications in the court to strikeout the Plaintiffs' suit and the applications were dismissed. Their appeals to the Court of Appeal against the decisions are currently pending.

B12. Dividend

At the Annual General Meeting held on 25th October 2005, the shareholders of Sime Darby Berhad approved a final dividend of 16.0 sen gross per share less Malaysian tax at 28% and 5.0 sen per share tax exempt for the financial year ended 30th June 2005. The dividend will be paid on 16th December 2005. The final dividend declared for the previous year was 16.0 sen gross per share less Malaysian tax at 28% and 5.0 sen per share tax exempt. No dividend has been declared for the quarter under review.

B13. Earnings per share

	Quarter ended 30th September	
	2005	**2004**
Basic earnings per share		
Net profit for the quarter	**267.6**	261.8
Weighted average number of ordinary shares in issue (million)	**2,394.4**	2,357.3
Basic earnings per share (sen)	**11.2**	11.1
Diluted earnings per share		
Net profit for the quarter	**267.6**	261.8
Weighted average number of ordinary shares in issue (million)	**2,394.4**	2,357.3
Adjustment for share options (million)	**7.6**	11.0
Weighted average number of ordinary shares used in the calculation of diluted earnings per share (million)	**2,402.0**	2,368.3
Diluted earnings per share (sen)	**11.1**	11.0

Kuala Lumpur
29th November 2005

By Order of the Board
YEOH POH YEW, NANCY
Group Secretary